January 30, 2006


By facsimile to (212) 593-5955 and U.S. Mail


Mr. Thomas J. Baldwin
Chairman, Chief Executive Officer, and President
Morton`s Restaurant Group, Inc.
325 North LaSalle Street, Suite 500
Chicago, IL 60610

Re:	Morton`s Restaurant Group, Inc.
	Pre-effective Amendment 2 to Registration Statement on Form
S-1
	Filed January 23, 2006
File No. 333-130072

Dear Mr. Baldwin:

	We reviewed the filing and have the comments below.

1. You indicate in your response to prior comment 1 that you intend to file by amendment the underwriting agreement, the legality opinion, and the new credit agreement. For the new credit agreement, you may wish to refer to prior comment 16 for guidance.

Recent Developments, page 3

2. We note your disclosure of total revenues for the period ended January 1, 2006. We do not object to the presentation of revenue for this period. However, we believe that for full and balanced disclosure purposes this information should be presented along with operating and net income amounts. Please revise your disclosure or eliminate the January 1, 2006 information, as appropriate.


Risk Factors, page 15

3. We note the "we cannot assure language" in new risk factor three.
As noted in comment 10 in our December 28, 2005 letter, the risk is the situation described and not Morton`s inability to assure.
Please
revise.

Stock Purchase of Wilshire Restaurant Group, Inc.

4. Specify the dollar amount of return on capital that will be cancelled in exchange for the transfer of securities by MHLLC to Castle Harlan.

Financial Statements

5. As previously requested, please revise your historical financial statements and all related disclosures to give retroactive effect to the 10,098.5 for one stock split. Additionally, please add a note to the financial statements discussing this retroactive adjustment.
See
paragraph 54 of SFAS 128 and SAB Topic 4C.

Statements of Operations, pages F-5, F-43, F-62 and F-85

6. As previously requested, please revise each statement of operations to include disclosure of earnings per share based on your actual share base and on a pro forma basis (for the last fiscal year end and interim period presented) based on your expected share base as a result of the offering. As the outstanding MHLLC units represent shares issuable for no consideration, please include exercisable units in the computation of basic EPS in accordance with paragraph 10 of SFAS 128, as applicable. Additionally, please include a note to the financial statements disclosing a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations and those securities that could potentially dilute basic
EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the period(s) presented. See paragraphs 6 and 40 of SFAS No. 128.

Closing

	File an amendment to the S-1 and in response to the comments. To expedite our review, Morton`s may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If
Morton`s
thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Morton`s and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Morton`s requests acceleration of the registration statement`s effectiveness, Morton`s should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Morton`s from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Morton`s may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Morton`s provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Claire L. Erlander, Staff Accountant, at (202) 551-3301 or Lynwood F. Shenk, Assistant Chief Accountant, at (202) 551-

3380. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or
Christopher B. Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Michael R. Littenberg, Esq.
	Schulte Roth & Zabel LLP
	919 Third Avenue
	New York, NY 10022

	Eric S. Haueter, Esq.
	James O`Connor, Esq.
	Sidley Austin LLP
	787 Seventh Avenue
	New York, NY 10019



Mr. Thomas J. Baldwin
January 30, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE